Exhibit 99.1

GasLog Partners LP Announces Acquisition Of GasLog Gibraltar For $207 Million and Repayment of Intercompany Loan

MONACO — March 21, 2018 — GasLog Partners LP (NYSE:GLOP) (“GasLog Partners” or the “Partnership”) and GasLog Ltd. (NYSE:GLOG) (“GasLog”) announced today that they have approved entering into two agreements:

1.              For the Partnership to purchase from GasLog 100% of the shares in the entity that owns and charters GasLog Gibraltar (the “Acquisition”). The aggregate purchase price for the Acquisition will be $207 million, which includes $1 million for positive net working capital balances to be transferred with the vessel. The Acquisition is expected to close in the second quarter of 2018 and is subject to satisfaction of certain customary closing conditions. The Board of Directors of GasLog, the Board of Directors of GasLog Partners (the “Board”) and the Conflicts Committee of the Board have approved the Acquisition; and

2.              For the Partnership to repay in full its $45 million unsecured term loan from GasLog (“New Sponsor Credit Facility”). The New Sponsor Credit Facility accrues interest at a rate of 9.125% per annum with an annual 1.0% commitment fee on the undrawn balance, with scheduled maturity in March 2022.

GasLog Partners expects to satisfy the above transactions through a combination of (i) $58 million in cash on hand, sourced from the proceeds of its recent 8.200% Series B preference units offering; (ii) $45 million of new privately placed common units issued to GasLog(1); and (iii) the assumption of $149 million of existing debt on GasLog Gibraltar.

GasLog Gibraltar is a 174,000 cubic meter tri-fuel diesel electric liquefied natural gas (“LNG”) carrier built in 2016 and operated by GasLog since delivery. The vessel is currently on a long-term time charter with a wholly owned subsidiary of Royal Dutch Shell plc (“Shell”) through October 2023. Shell has two consecutive extension options which, if exercised, would extend the charter for a period of either five or eight years.

The Partnership believes that the Acquisition will be immediately accretive to distributable cash flow per unit and is consistent with its strategy to grow cash distributions through dropdowns and third-party acquisitions. GasLog Partners estimates that GasLog Gibraltar will add approximately $22.4 million to EBITDA(2) in the first 12 months after closing. Accordingly, the Acquisition purchase price represents a multiple of approximately 9.2x estimated EBITDA. Upon closing, the Acquisition will be supportive of GasLog Partners’ guidance of 5% to 7% year-on-year distribution growth in 2018.

Andy Orekar, Chief Executive Officer of GasLog Partners, stated, “I am very pleased to continue executing our growth strategy with the accretive acquisition of GasLog Gibraltar. This 2016-built vessel is highly complementary to our strategy and its charter to Shell provides approximately five and a half years of stable cash flows at attractive fixed charter terms. In addition, the repayment in full of our highest cost debt is immediately accretive to our distributable cash flow per unit and strengthens our balance sheet.  Furthermore, our partial satisfaction of the total consideration payable through the issuance of new privately placed common units to GasLog enables the Partnership to retain substantial liquidity to fund future growth.”

Paul Wogan, Chief Executive Officer of GasLog, stated, “We continue to execute on our strategy of dropping vessels into GasLog Partners at a premium to book value and recycling the capital to GasLog. The receipt of newly issued, privately placed common units as partial consideration for the Acquisition increases our ownership in the Partnership to approximately 30%. Through our unit ownership and incentive distribution rights, we will benefit from future increases in GasLog Partners’ distributions, which should continue to enhance our cash flow, growth prospects and valuation.”

(1)Number of and allocation between general partner and common units to be determined prior to closing of the Acquisition based on the volume weighted average pre-closing trading price of the Partnership’s common units.

(2)EBITDA is a non-GAAP financial measure. Please refer to Exhibit I for guidance on the underlying assumptions used to derive EBITDA.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. Upon closing of the Acquisition, GasLog Partners’ fleet will consist of 13 LNG carriers with an average carrying capacity of approximately 156,000 cbm GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 29 LNG carriers (24 ships on the water and 5 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. Upon closing of the Acquisition, GasLog’s consolidated fleet will include 13 LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates and vessel values;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                  our ability to secure new multi-year charters, at economically attractive rates;

•                  fluctuations in prices for crude oil, petroleum products and natural gas;

•                  our ability to expand our fleet by acquiring vessels through our drop-down pipeline with GasLog;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our ability to acquire assets in the future, including vessels from GasLog;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the Sponsor Credit Facility (as defined below) and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  our business strategy and other plans and objectives for future operations;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2018, available at http://www.sec.gov.

GasLog and GasLog Partners undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

EXHIBIT I

Non-GAAP Financial Measures

EBITDA

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization.  EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on interest rate swaps, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or as a substitute for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that it does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently to how we do, limiting its usefulness as a comparative measure.

For the entity owning GasLog Gibraltar, estimated EBITDA for the first 12 months of operation following the completion of the Acquisition is based on the following assumptions:

•      closing of the Acquisition in the second quarter of 2018 and timely receipt of charter hire specified in the charter contracts;

•      utilization of 363 days and no drydocking;

•      vessel operating and supervision costs and charter commissions per current internal estimates; and

•      general and administrative expenses based on management’s current internal estimates.

GasLog and GasLog Partners consider the above assumptions to be reasonable as of [March 21, 2018], but if these assumptions prove to be incorrect, actual EBITDA for the entity owning the vessel could differ materially from our estimates. The prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants, but, in the view of management, was prepared on a reasonable basis and reflects the best currently available estimates and judgments. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the prospective financial information. Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained above, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogmlp.com

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com